QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Data

        We derived the following unaudited pro forma condensed combined financial data by applying pro forma adjustments to the historical year-end combined financial statements of Indalex included elsewhere in this report. The unaudited pro forma condensed combined statements of operations data for the periods presented give effect to the Honeywell Acquisition and the Transactions, including the offering of the outstanding notes, and the application of the net proceeds therefrom, as if the Honeywell Acquisition and the Transactions had occurred at the beginning of the periods presented. We describe the assumptions underlying the pro forma adjustments in the accompanying notes which should be read in conjunction with these unaudited pro forma condensed combined financial statements. The pro forma balance sheet as of December 31, 2006 is not presented, because the Transactions are already reflected in the balance sheet as of December 31, 2006.

        In order to provide a comparison for purposes of the discussion of our results of operations for the fiscal year ended December 31, 2005 and for the fiscal year ended December 31, 2006, the results of Predecessor 1 for the period from January 1, 2005 to March 31, 2005 have been combined with the results of Predecessor 2 for the period from April 1, 2005 to December 31, 2005 and the results of Predecessor 2 for the period from January 1, 2006 to February 1, 2006 have been combined with the results of Successor for the period from February 2, 2006 to December 31, 2006. Because Predecessor 1, Predecessor 2 and Successor are different reporting entities, this information should be considered as supplemental information only.

        Although we have provided these combined results in order to provide a comparison for purposes of the discussion of the periods presented, this presentation is not in accordance with generally accepted accounting principles and the periods presented are not comparable due to the change in basis of assets that resulted from the application of the purchase method of accounting in connection with the Honeywell Acquisition and the Holdings Acquisition.

        The Honeywell Acquisition was accounted for under purchase accounting. As a result, a portion of the total cost of the Honeywell Acquisition was allocated to our assets and liabilities based upon their fair value as of March 31, 2005, the date of the Honeywell Acquisition. The pro forma adjustments for the Honeywell Acquisition give effect to these purchase accounting adjustments as of the first day of the periods presented. We have also accounted for the Holdings Acquisition under the purchase method of accounting. The pro forma adjustments related to the purchase price allocation in connection with the Holdings Acquisition are subject to finalization of the tax indemnification and based on information obtained to date. The actual purchase accounting adjustments described in the accompanying notes may differ from those reflected in these unaudited pro forma condensed combined financial statements. The actual amounts that we record based on our final allocation of the purchase price, after giving effect to the tax indemnification, may differ materially from those recorded in our unaudited pro forma condensed combined financial data.

        The unaudited pro forma condensed combined financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Honeywell Acquisition or the Transactions been consummated on the date or for the periods indicated and do not purport to indicate results of operations as of any future date or any future period. The unaudited pro forma condensed combined financial data should be read in conjunction with the information contained in "Selected Historical Combined Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Indalex historical combined financial statements and accompanying notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statements of
Operations for the Fiscal Year Ended December 31, 2006
(Dollars in thousands)

			Fiscal Year Ended December 31, 2006
		Successor February 2, 2006 to December 31, 2006
	Predecessor 2 January 1, 2006 to February 1, 2006
			Transactions Adjustments		Pro Forma
Net sales	$100,019	$1,142,842	—		$1,242,861
Costs and expenses:
Cost of sales	95,127	1,058,677	$(7,767)	(a)	1,146,041
			(4)	(b)
			8	(c)
Selling, general and administrative	5,548	54,966	(1)	(b)	60,051
			70	(c)
			211	(d)
			(743)	(h)
Management fees to affiliates	125	1,634	(25)	(f)	1,734
Amortization of intangible assets	920	10,736	44	(g)	11,700
Impairment of long-lived assets	—	7,248	—		7,248
Restructuring charges	—	1,772	—		1,772
(Gain) loss on disposal of assets	—	255	—		255
Other expense	195	1,016	—		1,211
Mark-to-market on derivatives	(3,619)	7,560	—		3,941

Total costs and expenses	98,296	1,143,864	(8,207)		1,233,953

Income from operations	1,723	(1,022)	8,207		8,908
Other income (expense):
External interest expense	(24)	(35,745)	(3,061)	(i)	(38,830)
Deferred financing costs	—	(2,220)	(202)	(j)	(2,422)
Income from equity method investment in AAG	643	11,841	—		12,484
Affiliated acquisition fees	—	(5,475)	—		(5,475)

Income (loss) before income taxes	2,342	(32,621)	4,944		(25,335)
Income tax (benefit) provision	703	(8,723)	1,687	(k)	(6,333)

Income (loss) from continuing operations	$1,639	$(23,898)	$3,257		$(19,002)

Unaudited Pro Forma Condensed Combined Statement of
Income for the Fiscal Year Ended December 31, 2005
(Dollars in thousands)

	Predecessor 1	Predecessor 2	Fiscal Year Ended December 31, 2005
	January 1, 2005 to March 31, 2005	April 1, 2005 to December 31, 2005	Transaction Adjustments		Pro Forma
Net sales	$239,849	$781,521	—		$1,021,370
Costs and expenses:
Cost of sales	221,542	727,799	$(4,427)	(l)	945,507
			572	(b)
			21	(c)
Selling, general and administrative	15,593	35,933	117	(b)	51,725
			177	(c)
			(1,244)	(d)
			1,149	(e)
Management fees to affiliates	700	1,131	(576)	(f)	1,255
Amortization of intangibles assets	—	8,282	3,288	(g)	11,570
Other (income) expense	1,794	(557)	—		1,237
Mark-to-market on derivatives	285	(1,200)	—		(915)

Total costs and expenses	239,914	771,388	(923)		1,010,379

Income (loss) from operations	(65)	10,133	923		10,991
Other income (expense):
Interest to affiliates—net	(1,208)	(3,712)	4,920	(m)	—
External interest—net	—	(189)	189	(m)	—
			(36,728)	(i)	(36,728)
Deferred financing costs	—	—	(2,424)	(j)	(2,424)
Income from equity method investment in AAG	1,557	9,380	—		10,937
Dividend income from affiliates	9,077	—	(9,077)	(n)	—

Income (loss) before income taxes	9,361	15,612	(42,197)		(17,224)
Income tax (benefit) provision	9	1,912	(15,014)	(k)	(13,093)

Income (loss) from continuing operations	$9,352	$13,700	$(27,183)		$(4,131)

Notes to the Unaudited Pro Forma Condensed Combined
Statement of Operations
(Dollars in thousands)

(a)
To eliminate the effect of the write-up of inventory to fair value in connection with purchase accounting for the Transactions.

(b)
To reflect an increase in depreciation expense related to an increase in the value of fixed assets as part of the purchase price allocation for the Transactions for periods prior to February 2, 2006.

(c)
To reflect the elimination of amortization of unrecognized investment loss on pension assets related to employees retained by Honeywell.

(d)
To eliminate stock option expense related to options to purchase stock of Novar plc.

(e)
To reflect estimated stock compensation expense related to the Indalex Holdings Finance stock option plan. In May 2006 certain employees of the Company were granted options to purchase shares of Indalex Holdings Finance, Inc. For periods prior to May 2006, additional stock compensation expense was recorded, assuming the options were granted at the beginning of the period. The fair value of options on their grant date was measured using the Black-Scholes option pricing model, using the same assumptions as those used for options granted in May of 2006. Key assumptions used to apply this pricing model are as follows:

Risk-free interest rate	4.98%
Expected life option grants (in years)	6.42
Expected volatility of underlying stock	26.3%
Expected dividend yield	0.0%
(f)
To reflect elimination of management fees paid to Novar plc and affiliates, and to reflect management fees payable to an affiliate of Sun Capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Transactions—Stand Alone Company."

(g)
To reflect the increase in amortization expense related to an increase in value of trademark and customer lists as part of the purchase price allocation for the Transactions for periods prior to February 2, 2006.

(h)
To reflect the elimination of costs related to the Transactions paid directly by Indalex.

(i)
To record additional interest expense and unamortized discount on the notes, excluding amortization of deferred financing costs, as follows:

	Principal Amount		Interest Rate		Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2006
Interest on notes	$270,000		11.500%		$31,050	$2,588
Interest on revolving credit facility	68,839	(1)	6.94	(2)%	4,778	398
Undrawn facility fee for revolving credit facility	N/A		0.375%		492	41

Cash interest adjustment					36,320	3,027
Amortization of notes discount	N/A		N/A		408	34

Adjustment					$36,728	$3,061

  (1)
  Includes outstanding revolving credit facility as of February 2, 2006, including $28.0 million of borrowings under the Canadian sub-facility portion of the revolving credit facility.

  (2)
  Represents 1 year LIBOR plus 2.0%. LIBOR is assumed to be 4.94% (based on 1 year LIBOR as of January 6, 2006). A 0.125% variance in the actual interest rate on our revolving credit facility would cause a corresponding increase or decrease in our annual interest expense of $0.1 million and, assuming an effective tax rate of 35%, in our annual net income of $0.1 million.

(j)
To reflect amortization of deferred financing costs on debt incurred in connection with the Transactions.

(k)
To reflect changes in the income tax (benefit) provision based on an assumed effective tax rate of 35%.

(l)
To eliminate the effect of the write-up of inventory to fair value in connection with purchase accounting for the Honeywell Acquisition.

(m)
To reflect the elimination of interest expense on indebtedness repaid by Honeywell on the closing date.

(n)
To eliminate dividend income from affiliates of Novar plc.

QuickLinks

  Exhibit 99.1
Unaudited Pro Forma Condensed Combined Financial Data
Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Fiscal Year Ended December 31, 2006 (Dollars in thousands)
Unaudited Pro Forma Condensed Combined Statement of Income for the Fiscal Year Ended December 31, 2005 (Dollars in thousands)
Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations (Dollars in thousands)